Exhibit 99.3

SR Telecom’s Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the first quarter ended March 31, 2005. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this quarterly release, which includes this management discussion and analysis (“MD&A”) describes our expectations on May 11, 2005. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s December 31, 2004 annual MD&A, annual audited consolidated financial statements and the unaudited interim March 31, 2005 first quarter financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

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On April 22, 2005, a restricted group representing approximately 75% of the outstanding 8.15% debentures (the “Debenture Holders”), agreed to waive compliance with certain covenants and extended the maturity and interest payment dates to the earlier of June 30, 2005 and the closing of the proposed re-capitalization plan.

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On April 18, 2005, SR Telecom announced that it had entered into an agreement in principle with the Debenture Holders regarding a proposed re-capitalization plan. The terms of the plan include the exchange of the outstanding $71.0 million of principal and approximately $2.9 million of accrued interest into 47,266,512 common shares and approximately $63.9 million of new 10% Convertible Redeemable Secured Debentures (“Convertible Debentures”), due in 2010. Each $1,000 in principal amount of new Convertible Debentures may be converted at the option of the debenture holders into 4,727 common shares, representing a conversion price of $0.21 per common share. The debenture exchange is expected to close in June 2005, subject to the approval of the lenders of CTR.

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On April 18, 2005, SR Telecom also announced that the Debenture Holders agreed to provide a five-year secured Credit Facility of up to $50.0 million, subject to execution of final documentation and the fulfillment of certain conditions. An amount of up to $20.0 million will be available to the Corporation as certain approvals are received. The balance will be available over the next three quarters, subject to certain conditions. An initial drawdown of this Credit Facility is anticipated in May 2005.

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On April 18, 2005, SR Telecom announced the intention to file a preliminary prospectus relating to Rights Offering to existing shareholders. Pursuant to the Rights Offering, the Corporation will offer to existing shareholders the right to subscribe up to $40.0 million of new common shares at a price to be determined, but no less than $0.254 per share. The funds raised from the Rights Offering will be used for working capital and general corporate purposes and the pro-rata redemption of the new Convertible Debentures and the CTR US debt at 95% of their face value.

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On April 18, 2005, SR Telecom announced that it has engaged Mr. William Aziz, Managing Partner of Blue Tree Advisors, as Chief Restructuring Officer on a contract basis to assist in identifying and implementing strategies to capitalize on opportunities for the enhancement of operating performance.

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On April 4, 2005, SR Telecom announced that it has received purchase orders valued at approximately $11 million from Siemens for the ongoing Telefonica TRAC initiative. Telefonica, a leading international communications operator, originally selected SR Telecom’s angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network. The new orders are for the WiMAX-ready symmetry solution, which Telefonica intends to use for the rest of the TRAC deployment. Deliveries are scheduled to commence immediately.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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On March 21, 2005, SR Telecom announced that it had received follow-on purchase orders valued at approximately $4 million of SR500 from Sonatel, the national telecommunications provider in Senegal as part of a universal access program. Deliveries are scheduled to commence in the second quarter of 2005.

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On February 14, 2005, SR Telecom engaged Genuity Capital Markets to act as financial advisor and investment banker to assist the Corporation in its refinancing activities. Since its engagement, Genuity and the Corporation have commenced and are continuing discussions with the Debenture Holders with respect to a proposed re-capitalization of the Corporation. There can be no assurance that an agreement can be reached with respect to the re-capitalization or that such re-capitalization can be concluded on terms satisfactory to the Corporation.

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On February 14, 2005, SR Telecom reached an agreement with the lenders of CTR, its service provider subsidiary in Chile. Pursuant to the agreement, CTR’s lenders have waived compliance with certain financial and operational covenants contained in CTR’s loan documents to May 16, 2005. The Corporation and the CTR lenders are in discussions regarding the proposed e-capitalization plan and the restructuring of the debt at CTR.

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On January 26, 2005, SR Telecom announced it had taken steps to reduce its costs in order to align them with the current level of business activity and laid-off 127 employees on a temporary basis. The Corporation expects to recall employees as soon as production returns to normal volumes.

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On January 26, 2005, SR Telecom announced follow-on orders for an additional 15 angel base stations from Siemens for the ongoing Telefonica TRAC project. Telefonica selected angel over a number of competing technologies for an extensive multi-service BFWA network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain. The TRAC initiative will deliver high quality voice and high-speed data to suburban and rural areas throughout the country. The entire TRAC project calls for approximately 475 base stations.

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On January 26, 2005, SR Telecom announced that its airstar product was selected by Teleunit S.P.A, a major Italian telecommunications operator, for the deployment of its BFWA network in the Tuscany region. The total value of the current phase of this project, which marks the first extension of Teleunit’s initial rollout of airstar systems, is approximately $1.2 million. Further expansions of the WLL infrastructure in the Tuscany and Marche regions of Central Italy are expected to take place throughout 2005.

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On January 19, 2005, SR Telecom received new orders valued at approximately $1 million from PT Aplikanusa Lintasarta, the largest data and corporate network communications provider in Indonesia. These add-on orders are for a project initiated in September 2003. Lintasarta has selected airstar wireless broadband solution to provide ATM, frame relay and clear channel services to its customers in the Java, Kalmantan and Sulawesi regions of Indonesia. With these orders, Lintasarta will add airstar base stations and Customer Premises Equipment to its growing network of airstar systems.

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On January 19, 2005, SR Telecom announced the receipt of purchase orders valued at approximately $10 million from a major telecommunications operator in Latin America. These orders are part of a previously announced frame contract under which the operator selected SR500 family of fixed wireless access systems. Deliveries are scheduled to take place in the first half of 2005.

Critical Accounting Policies and Estimates

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. Refer to SR Telecom’s annual MD&A for discussions of such critical accounting policies and estimates.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders (including the deferral of scheduled principal repayments), attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully conclude on such matters.

On April 18, 2005, SR Telecom entered into an agreement in principle with the Debenture Holders regarding a proposed re-capitalization plan. The proposed agreement includes the exchange of the outstanding $71.0 million principal amount of the debentures and accrued interest of approximately $2.9 million into 47,266,512 common shares and approximately $63.9 million new 10% Convertible Redeemable Secured Debentures, due in 2010. On April 22, 2005, the Debenture Holders agreed to provide a waiver on the outstanding 8.15% debentures, waive compliance with certain covenants and extended the maturity and interest payment dates to the earlier of June 30, 2005 and the closing of the proposed re-capitalization plan.

The Debenture Holders have also agreed to provide a five-year secured Credit Facility of up to $50.0 million to SR Telecom, subject to final documentation and the fulfillment of certain conditions. An amount of up to $20.0 million of the Credit Facility will be available to the Corporation as certain approvals are received. The balance will be available over the next three quarters, subject to certain conditions. An initial drawdown of the Credit Facility is anticipated in May 2005.

In addition, following the closing of the Credit Facility, the Convertible Debenture and the restructuring of CTR’s loan, the Corporation intends to file a preliminary prospectus relating to a “Rights Offering” to its existing shareholders. Pursuant to the Rights Offering, the existing shareholders will have the right to subscribe up to $40.0 million of new common shares at a price to be determined, but no less than $0.254 per share.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis is not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Management believes that with the above plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

Adoption of New Accounting Policies

Consolidation of Variable Interest Entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities”: This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Corporation’s results from operations or financial position.

Financial Instruments - Disclosure and Presentation

The Canadian Institute of Chartered Accountants (“CICA”) issued revisions to section 3860 of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions come into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Corporation.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Wireless Telecommunications Products Business Segment

(in 000’s)	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	12,763	20,476	31,717	31,559	21,600	38,018	22,796	27,039
Cost of revenue	9,858	16,783	20,831	18,348	13,882	19,971	13,471	13,573
Gross profit	2,905	3,693	10,886	13,211	7,718	18,047	9,325	13,466
Gross profit percentage	23%	18%	34%	42%	36%	47%	41%	50%
Operating loss	(11,000)	(20,759)	(10,373)	(21,283)	(13,324)	(10,441)	(13,075)	(4,259)
Net loss	(12,887)	(35,128)	(5,477)	(21,414)	(15,106)	(12,202)	(14,988)	(7,229)
Basic and diluted net loss per share	(0.73)	(2.00)	(0.31)	(1.22)	(1.10)	(1.17)	(2.06)	(1.30)

Three months ended March 31, 2005 versus three months ended March 31, 2004

	Percent of Revenue
	2005	2004
Revenue	100%	100%
Cost of revenue	77%	64%
Gross profit	23%	36%
Agent commissions	4%	3%
Selling, general and administrative expenses	77%	61%
Research and development expenses, net	28%	34%
Total operating expenses	109%	98%
Operating loss	(86%)	(62%)
Interest expense, net	(12%)	(5%)
Loss on foreign exchange	(2%)	(2%)
Income tax expense	(1%)	(1%)
Net loss	(101%)	(70%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the three months ended March 31, 2005 and 2004:

	Revenue (in thousands)		Percent of Wireless Revenue
	2005	2004	2005	2004
Europe, Middle East and Africa	6,427	10,595	50%	49%
Asia	3,132	7,993	25%	37%
Latin America	2,024	1,470	16%	7%
Other	1,180	1,542	9%	7%
	12,763	21,600	100%	100%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue in Europe, Middle East and Africa in dollar terms decreased in the first quarter of 2005 to $6.4 million from $10.6 million in the first quarter of 2004. A large part of this decrease relates to equipment sales to Czech Republic and Africa in the first quarter of 2004, which were not replicated in the first quarter of 2005. Revenue also decreased in Asia in dollar terms from $8.0 million to $3.1 million and decreased in percentage terms from 37% to 25% for the three months ended March 31, 2005 compared to the same quarter of the previous year. The decrease in revenue in Asia is largely attributable to larger sales in Thailand in 2004 relating to the SR500 deployment on the Telephone Organization of Thailand (TOT) project. Revenue in Latin America as a percentage of wireless revenue increased from 7% in the first quarter of 2004 to 16% in the first quarter of 2005 primarily due to increased sales to customers in Argentina and Cuba.

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended March 31, 2005 is as follows:

		Revenue	Percent of Wireless
		(in thousands)	Revenue
		2005	2005
Siemens S.A.	Spain	$2,487	19%
Office Nationale des Telecommunications	Burkina Faso	$1,651	13%
MCOM ASIA PTE LTD	Indonesia	$1,428	11%
Total		$5,566	43%

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended March 31, 2004 is as follows:

		Revenue	Percent of Wireless
		(in thousands)	Revenue
		2004	2004
Gesto Communications	Czech Republic	$2,769	13%

Revenue

For the quarter ended March 31, 2005, equipment revenue decreased to $10.0 million compared to $16.5 million for the quarter ended March 31, 2004. The decrease in revenue in the first quarter of 2005 compared to the first quarter of 2004 is primarily a result of the effect of reduced supplier credit and production slow-down, as well as delays in receiving purchase orders from key customers and an overall decrease in sales volumes. Service revenue decreased by $2.2 million in the first quarter of 2005 to $2.8 million from $5.0 million in the first quarter of 2004. This was the result of service revenue realized on projects in their final stages in the first quarter of 2004, in particular the long-term project in Asia, which were not replicated in 2005. During the fourth quarter of 2004 and the first quarter of 2005, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its’ longstanding customers. The Corporation expects that revenue in the second quarter of 2005 will improve in comparison to the current quarter of 2005 assuming that production returns to normalized levels to deliver on recently awarded contracts and purchase orders and as supplier credit becomes available.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 23% or $2.9 million for the three months ended March 31, 2005 from 36% or $7.7 million for the three months ended March 31, 2004. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms decreased to $1.7 million in the current quarter of 2005 from $5.4 million in the first quarter of 2004. Equipment gross profit as a percentage declined to 17% in the first quarter of 2005 compared to 32% in the first quarter of 2004. The decrease in gross profit percentage is a result from an increase in under-absorbed overhead costs related to lower manufacturing volumes, variations in sales mix with increased lower margin product sales, and the effect of the strengthening of the Canadian dollar compared to the US dollar. Services gross profit as a percentage decreased to 44% in the first quarter of 2005 from 47% in the first quarter of 2004. The Corporation does expect to see an improvement in gross profit in the second quarter of 2005 largely due to sales of higher margin products and increased factory volumes once the refinancing is finalized.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

Agent commissions as a percentage of revenue increased to 4% or $0.5 million in the three months ended March 31, 2005 from 3% or $0.6 million in the three months ended March 31, 2004. The jurisdiction and equipment mix changed significantly during the year in 2004, partly due to the addition of the airstar and angel product lines. Commissions as a percentage of revenue are expected to increase in the second quarter of 2005 compared to the current quarter, as product mix changes and improvement in sales volume.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses decreased to $9.8 million for the three months ended March 31, 2005 compared to $13.2 million for the same period in 2004. This was primarily due to the effects of the restructuring that was implemented in 2004 as well as steps taken by the Corporation in the current period, to further reduce costs to align with the current level of business activity with the temporary lay-off of employees. The SG&A expense to revenue ratio increased to 77% in the first quarter of 2005 compared to 61% in the first quarter of 2004 due to a lower revenue base. The Corporation expects SG&A expenses to be at a similar level to what was experienced by the Corporation in the first quarter of 2005.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities.

Research and development expenses on a comparable basis decreased by $3.8 million to $3.5 million for the three months ended March 31, 2005 from $7.3 million for the three months ended March 31, 2004. The decrease is primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004, as well as steps taken by the Corporation in the current period, to further reduce costs to align with the current level of business activity with the temporary lay-off of employees. The Corporation expects research and development expenses to be at a similar level to what was experienced by the Corporation in the first quarter of 2005.

Interest Expense

Interest expense was $1.5 million for the three months ended March 31, 2005 compared to $1.0 million for the three months ended March 31, 2004. The interest expense in the wireless segment predominantly relates to the interest charges on SR Telecom’s senior unsecured debentures of $71.0 million, that was due on April 22, 2005 and bearing interest at 8.15%. The increase in interest expense from the first quarter of 2004 is due to the overall reduction in the operating line of credit, the repurchase of $4.0 million of the unsecured debentures and interest income generated from investments made with the proceeds of the public offering and private placement. Going forward, in the second quarter of 2005, the Corporation expects interest expense to increase if the proposed re-capitalization plan and credit facilities are concluded.

Foreign Exchange

SR Telecom’s trade receivables are primarily in US dollars and Euros. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange loss of $0.2 million for the three months ended March 31, 2005, compared to a foreign exchange loss of $0.5 million in the three months ended March 31, 2004. The effects on foreign exchange were lower on its US dollar receivables in the current quarter in comparison to the same quarter of the prior year. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

During the fourth quarter of 2004, management determined that an increase in the valuation allowance for the future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation. In the first quarter of 2005, income tax expense was $140 thousand compared to $292 thousand in the first quarter of 2004. The income tax expense primarily reflects the recording of federal capital tax.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Backlog

Backlog at the end of the first quarter of 2005 stood at $10.4 million, the majority of which will be delivered in 2005, up from $9.5 million at the end of 2004 and down from $36 million at the end of the first quarter of 2004. SR Telecom’s backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation’s current backlog is now comprised of many short-term orders that turn over more quickly than in the past and only includes purchase orders received for committed deliveries. Subsequent to the current quarter end, SR Telecom received purchase orders of approximately $11.0 million relating to a project in Europe to be delivered in 2005, and received purchase orders from a previously announced frame contract in Latin America of approximately $11.0 million, including services, to be delivered and rendered in 2005.

Telecommunication Service Provider Business Segment

(in 000’s)	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	5,134	4,278	4,660	5,039	4,607	3,613	3,247	3,567
Operating expenses	4,784	4,398	4,646	4,760	4,866	5,991	5,753	4,927
Operating earnings (loss)	350	(120)	14	279	(259)	(2,378)	(2,506)	(1,360)
Net (loss) income	(879)	(6,758)	1,494	(1,966)	(1,779)	(1,999)	(3,905)	2,249
Basic and diluted net (loss) income per share	(0.05)	(0.38)	0.08	(0.11)	(0.13)	(0.19)	(0.54)	0.40

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory and the access charge increases has contributed to this objective.

Revenue

CTR experienced an increase in revenue to $5.1 million for the three months ended March 31, 2005, from $4.6 million for the three months ended March 31, 2004. Net revenues in Chilean peso terms was 2,408 million pesos for the first quarter of 2005 and 2,075 million pesos for the first quarter of 2004, an increase of 333 million pesos or 16%. The increase is attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative, offset slightly by the decrease in the value of the Chilean peso compared to the Canadian dollar. In peso terms, revenues are expected to increase in the second quarter of 2005 due to the continuing effect of the increase in access charges and the rollout of the Corporation’s new urban initiative and an application of the increased tariffs to the company’s satellite network.

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses which decreased slightly in Canadian dollars to $4.8 million for the three months ended March 31, 2005 from $4.9 million for the three months ended March 31, 2004, actually increased to 2,160 million pesos for the current quarter, from 2,054 million pesos for the same quarter of the prior year. The reason for the increase is due to the expansion of the urban wireless telecommunications services in several cities in Chile (“urban initiative”). CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to increase in comparison to the first quarter of 2005 assuming the continued expansion of the urban wireless telecommunications services in Chile.

Interest Expense

Interest expense for the three months ended March 31, 2005, has decreased slightly to $0.7 million from $0.8 million for the same period in 2004, primarily due to the effect of reduced debt. The Corporation expects that interest expense will increase in the second quarter of 2005 assuming the current refinancing activities is put in effect.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Foreign Exchange

The foreign exchange loss of $0.5 million for the three months ended March 31, 2005 compared to the foreign exchange loss of $0.7 million for the three months ended March 31, 2004, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Short-Term Investments

The consolidated cash and short-term investment position including restricted cash, increased to $8.3 million at March 31, 2005, compared to $6.4 million at December 31, 2004. Subsequent to quarter end, an agreement was reached in principle with the Debenture Holders to provide up to $50.0 million five-year secured Credit Facility, subject to execution of final documentation and the fulfillment of certain conditions. An amount of up to $20.0 million will be available to the Corporation as certain approvals are received. The remainder will be provided over the next three quarters, subject to certain conditions. An initial drawdown of the Credit Facility is anticipated in May 2005 to fund operations. Further, the Corporation and the Debenture Holders have also agreed in principle to exchange $71.0 million of the outstanding debentures and approximately $2.9 million of accrued interest into 47,266,512 common shares and to issue a new 10% Convertible Secured Redeemable Debenture of approximately $63.9 million, due in 2010. Following the closing of the Credit Facility, the Debenture Exchange and the restructuring of CTR’s loan, the Corporation intends to file a preliminary prospectus relating to a Rights Offering to existing shareholders to subscribe up to $40.0 million of new common shares.

Subject to final documentation and registration of the Credit Facility, the Convertible Debentures, and the CTR loan restructuring, SR Telecom will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Accounts Receivable

The trade receivables decrease of $14.0 million during the current period to $39.1 million at March 31, 2005 from $53.1 million at December 31, 2004, results substantially from the collection of outstanding receivables in Spain as well as a decline in sales volume during the quarter.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is pursuing its claim with MCI. The parties have entered the discovery process. Concurrently, SR Telecom continues to be in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Inventory

The inventory balance decreased slightly by $1.0 million to $58.5 million at March 31, 2005, from $59.5 million at December 31, 2004. In anticipation of upcoming sales orders that were expected in the fourth quarter of 2004 and the first quarter of 2005, the Corporation acquired materials to be able to deliver on these orders. However, due to delays in the receipt of large customer orders and the current financial condition of the Corporation, inventory levels remained stable. The Corporation expects to reduce inventory balances in the second quarter of 2005 as orders are received on the large frame contracts and shipments will occur during that period.

Investment Tax Credits

Investment tax credits are created from eligible research and development expenditures. To use the recorded investment tax credits of $13.1 million at March 31, 2005, future taxable income from operations or tax planning strategies of approximately $42.0 million is required. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 5 to 9 years.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate primarily to portion of interest and principal on the US notes payable, performance and bid bonds that support the Corporation’s contracting activities and U.S. dollar letters of credit that are pledged against the US operating lease.

Intangible Assets

The intangible assets included on the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $0.5 million for the three months ended March 31, 2005, compared to $0.6 million for the three months ended March 31, 2004. These expenditures relate principally to existing network upgrades and enhancements. Wireless Products additions were $0.1 million in the first quarter of 2005 compared to $0.5 million in the first quarter of 2004, which relate to ongoing capital requirements. SR Telecom presently has no material commitments for capital expenditures other than further expansion of the Chile urban network, which is estimated at approximately $4.0 million assuming that the refinancing plan is put in effect.

Liabilities

Trade payables and accrued liabilities increased to $56.0 million at March 31, 2005, from $55.7 million at December 31, 2004. The amount of trade payables is higher than normal in relation to SR Telecom’s current level of operations.

Long-Term Debt and Shareholders’ Equity

(in 000’s)	March 31, 2005	December 31, 2004
Long-term liability	1,826	1,810
Lease liability	7,396	8,620
Debentures	71,000	71,000
Long-term project financing	35,888	35,585
Shareholders’ equity	38,943	52,640

Long-Term Liability

As at March 31, 2005, the long-term liability was $1.8 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability reflects the effects of foreign exchange.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Lease Liability

The lease liability decreased to $7.4 million at March 31, 2005, from $8.6 million at December 31, 2004. The liability, composed of a long-term portion of $2.4 million and a short-term portion of $5.0 million, arose on the assumption of Netro’s operating lease for its San Jose, California office, which is vacant. The lease obligation was recorded at its fair market value, determined by the present value of future lease payments. The decrease in the liability during the current quarter relates to the monthly payments under the operating lease.

Long-Term Debt

SR Telecom’s debentures at March 31, 2005 are unsecured and bear interest at 8.15%, payable semi-annually. The balance of the debentures was due in a bullet payment at maturity on April 22, 2005. Subsequent to quarter-end, the Debenture Holders agreed to extend the maturity and interest payment dates to the earlier of June 30, 2005 and the closing of the proposed re-capitalization plan. The Corporation and the Debenture Holders have entered into an agreement in principle to exchange $71.0 million of the outstanding principal amount of the debentures and accrued interest of approximately $2.9 million into 47,266,512 common shares and approximately $63.9 million new 10% Convertible Redeemable Secured Debentures, due in 2010. The interest on the new Convertible Debentures is payable in cash or in kind at the option of the Corporation.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of March 31, 2005, a principal amount of US$29.5 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008. The lenders would have full recourse against SR Telecom for the complete amount of the loans, if performance, financial performance and financial position covenants were not met. While CTR and SR Telecom have not met all of these covenants, default on the covenants has been waived by the lenders until May 16, 2005. As the waiver period did not extend for a full year subsequent to March 31, 2005, at the end of the quarter the total amount of the notes has been recorded as a current liability in the consolidated financial statements. If the re-capitalization plan does not materialize, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if EDC and IADB accelerated the loans, a default would be triggered under SR Telecom’s public unsecured debentures, which means that all amounts could be declared due and immediately payable. The Corporation and the CTR lenders are in discussions regarding the proposed re-capitalization plan and the restructuring of the debt at CTR.

Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

Shareholder’s Equity

(in 000’s)	March 31, 2005	December 31, 2004
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
17,610,132 common shares (17,610,132 common shares in 2004)	219,653	219,653
3,924,406 warrants (3,924,406 warrants in 2004)	13,029	13,029
Contributed surplus	588	519

As at March 31, 2005, the Corporation’s outstanding number of stock options was 403,080 of which 173,820 stock options are exercisable.

For the quarter ended March 31, 2005, compensation expense of $69 thousand was included in operating expense in the statement of earnings.

Subsequent to March 31, 2005, the Corporation entered into an agreement in principle with the majority of the Debenture Holders to exchange $71.0 million in principal and accrued interest of approximately $2.9 million into 47,266,512 common shares and $63.9 million new 10% Convertible Redeemable Secured Debentures, due in 2010. The common shares issued to the Debenture Holders, as a group, will represent approximately 73% of the issued and outstanding common shares of SR Telecom. Each $1,000 in principal amount of new Convertible Debentures may be converted at the option of the debenture holders into 4,727 common shares, representing a conversion price at closing of $0.21 per common share. The Debenture Exchange is subject to numerous conditions, including approval by the Debenture Holders of at least 66 2/3 % of the outstanding debentures and regulatory approval. To date, Debenture Holders representing

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

75% of the outstanding debentures have indicated in writing their support for the Debenture Exchange. The Debenture Exchange is expected to close in June 2005, subject to the approval of the lenders of CTR.

In addition, following the closing of the Credit Facility, the Debenture Exchange and the restructuring of CTR’s loan, the Corporation intends to file a preliminary prospectus relating to a Rights Offering to its existing shareholders, to subscribe up to $40.0 million of new common shares at a price to be determined, but no less than $0.254 per common share. The money raised from the Rights Offering will be used by the Corporation primarily for working capital and general corporate purposes as well as a portion used for a pro-rata redemption of the new Convertible Debentures and the CTR US debt at 95% of their face value.

Off-Balance Sheet Arrangements

The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies. The affiliated companies have provided primarily professional services to the Corporation.

In July 2001, the Corporation issued 8,000 common shares to senior officers. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum.

Cash Flows

For the three months ended March 31, 2005, cash flows from operations totaled $3.9 million as compared to cash flows used in operation of $15.5 million for the three months ended March 31, 2004. This is primarily the result of lower revenues resulting in increased operating losses, offset by a decrease in non-cash working capital items, in particular the outstanding accounts receivable.

For the three months ended March 31, 2005, cash flows used in financing activities totaled $1.3 million as compared to an inflow of $44.6 million for the three months ended March 31, 2004. The cash inflows reflect $46.8 million in net proceeds from the issue of shares and warrants in the first quarter of 2004.

For the three months ended March 31, 2005, cash used in investing activities totaled $1.8 million as compared to $29.0 million for the three months ended March 31, 2004. With the proceeds from the equity financing in February 2004, the Corporation purchased short-term investments of $40.3 million. This was offset by the sale of $11.9 million of short-term investments during the quarter to fund operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783